COMPANY ANNOUNCEMENT	Exhibit 99.1

TORM plc Appoints Jann Brown to the Board of Directors

TORM plc (Nasdaq: TRMD or TRMD A) is pleased to announce the appointment of Jann Brown to its Board of Directors effective 01 October 2026. The appointment follows a planned succession process and reflects the Board's continued focus on strong governance, continuity, and long-term value creation for TORM and its shareholders.

Further, the Board has promoted Annette Malm Justad as Senior Independent Director, further strengthening the Board's governance framework and shareholder engagement activities.

"I am delighted to welcome Jann to the Board of TORM. Her extensive international experience, strong financial background, and broad board expertise will be a valuable addition to TORM. Together with our management team, I am confident that we are well positioned to navigate an increasingly complex market environment and continue delivering long-term value for our shareholders," says Simon Mackenzie Smith, Chair of the Board.

Commenting on the appointment, Jann Brown says, “I am honored to join the Board of TORM at such an exciting time. TORM has a strong market position, a highly capable management team, and a clear focus on value creation. I look forward to contributing to TORM’s continued success and supporting its long-term ambitions.”

About Jann Brown

Jann Brown is an experienced finance executive and board member with a distinguished career spanning the energy, engineering services, manufacturing, and investment management sectors. She has extensive international business experience.

Through her experience as both an executive and non-executive director of listed companies, she has developed deep expertise in financial reporting, risk management, strategy, and corporate governance. She is a Chartered Accountant and holds an Honours Degree in History from the University of Edinburgh.

Contact

Mikael Bo Larsen, Head of Investor Relations

Tel.: +45 5143 8002

Joakim Nørholm Vasehus, Head of Communications

Tel.: +45 3037 9012

About TORM

TORM is one of the world’s leading carriers of refined oil products. TORM operates a fleet of product tanker vessels with a strong commitment to safety. environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD. ISIN: GB00BZ3CNK81). For further information, please visit www.torm.com.

TORM PLC | 120 CANNON STREET LONDON, EC4N 6AS, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 18 24 AUGUST 2026 PAGE 1 / 3

COMPANY ANNOUNCEMENT

Safe Harbor Statement as to the Future

 Matters discussed in this release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “targets,” “projects,” “forecasts,” “potential,” “continue,” “possible,” “likely,” “may,” “could,” “should” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs, or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, our future operating or financial results; changes in governmental rules and regulations or actions taken by regulatory authorities; inflationary pressure and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; general domestic and international political conditions or events, including “trade wars” and the war between Russia and Ukraine, the developments in the Middle East, including the war in Israel and the Gaza Strip, and the conflict regarding the Houthis’ attacks in the Red Sea; international sanctions against Russian oil and oil products; changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters; changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction; the highly cyclical nature of the industry that we operate in; the loss of a large customer or significant business relationship; changes in worldwide oil production and consumption and storage; risks associated with any future vessel construction; our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned; availability of skilled crew members other employees and the related labor costs; work stoppages or other labor disruptions by our employees or the employees of other companies in related industries; effects of new products and new technology in our industry; new environmental regulations and restrictions; the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate; potential conflicts of interest involving members of our Board of Directors and Senior Management; the failure of counterparties to fully perform their contracts with us; changes in credit risk with respect to our counterparties on contracts; adequacy of insurance coverage; our ability to obtain indemnities from customers; changes in laws, treaties or regulations; our incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States; government requisition of our vessels during a period of war or emergency; the arrest of our vessels by maritime claimants; any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries; the impact of the U.S. presidential and congressional election results affecting the economy, future government laws and regulations and trade policy matters, such as the imposition of tariffs and other import restrictions; potential disruption of shipping routes due to accidents, climate-related incidents, adverse weather and natural disasters, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels; damage to storage and receiving facilities; potential liability from future litigation and potential costs due to environmental damage and vessel collisions; and the length and number of off-hire periods and dependence on third-party managers.

TORM PLC | 120 CANNON STREET LONDON, EC4N 6AS, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 18 24 AUGUST 2026 PAGE 2 / 3

In the light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM PLC | 120 CANNON STREET LONDON, EC4N 6AS, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 18 24 AUGUST 2026 PAGE 3 / 3